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                              FILED PURSUANT TO RULE 14A-6(B) AND RULE 424(B)(3)
                                            REGISTRATION STATEMENT NO. 333-58061

                              AVIVA PETROLEUM INC.

                    SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS
                            DATED SEPTEMBER 8, 1998


                THE DATE OF THIS SUPPLEMENT IS OCTOBER 12, 1998


     The following information, included as Item 6 in a Current Report on Form 8-K filed by Aviva Petroleum Inc. on October 9, 1998, supplements the proxy statement/prospectus dated September 8, 1998 (the "Proxy Statement") of Aviva Petroleum Inc. relating to the proposed merger (the "Merger") of Aviva Merger, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Aviva Petroleum Inc., a Texas corporation (the "Company"), with and into Garnet Resources Corporation, a Delaware corporation ("Garnet"), pursuant to the Agreement and Plan of Merger dated as of June 24, 1998 among the Company, Aviva Merger, Inc. and Garnet (the "Merger Agreement"). Unless otherwise defined herein, certain capitalized terms have the meanings ascribed to them in the Proxy Statement.

     On October 2, 1998, James E. Tracey, a director of the Company, resigned from the board of directors of the Company. According to the letter of resignation, Mr. Tracey resigned because the Company mailed to its stockholders the Proxy Statement prior to entering into a new definitive credit facility with the Company's lenders. Mr. Tracey also objected to "the failure to provide [him] with a copy of the SEC filings, even though [he] asked on two occasions. . . ."

     The Merger Agreement, which governs the Merger, provides, as stated in the Proxy Statement, that consummation of the Merger is conditioned on the bank having made available to the Company a credit line of $15,000,000. At the time that it approved the Merger Agreement, the Company's board of directors authorized the officers of the Company to file the Registration Statement and to mail the Proxy Statement to the Company's stockholders. Given the substantial financial difficulties currently faced by both the Company and Garnet, the officers of both companies determined that it was in the best interests of their respective stockholders to distribute the Proxy Statement as soon as the Registration Statement was declared effective.

     Copies of a draft of the Registration Statement on Form S-4, including a draft of the Proxy Statement included therein, were mailed to the directors of the Company. Copies of the Registration Statement, as originally filed, were delivered to the Company's U.S. directors and to the Company's London legal representative with instructions to forward them to several persons, including Mr. Tracey (which forward delivery to Mr. Tracey may not have occurred).

     The Proxy Statement discloses the terms of the agreement in principle between the Company and its lenders. Pending completion of a definitive credit facility, the Company's senior lender, ING (U.S.) Capital Corporation, advanced the sum of $760,000 to the Company on August 10, 1998 pursuant to the terms of an amendment to its existing credit facility. Failure to consummate the Merger by October 31, 1998 would result in an event of default under the terms of this amendment. The Company anticipates that a definitive bank credit facility will be executed and delivered prior to the date of the meetings of the stockholders of the Company and Garnet (both of which are scheduled to occur on October 20, 1998).

     THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE HOLDERS OF THE COMPANY'S COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE DEBENTURE PURCHASE AGREEMENT. IF YOU DECIDE TO CHANGE YOUR VOTE BASED ON THE INFORMATION CONTAINED IN THIS SUPPLEMENT, PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY CARD.